Filed by WillScot Mobile Mini Holdings Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: McGrath RentCorp
Commission File No. 000-13292
Date: January 29, 2024

Email to WillScot Mobile Mini Employees

Dear Colleagues –

At the start of this year, we finalized our new “Win Locally” structure and unified go-to-market approach for field sales and operations teams to collaborate to deliver solutions when and where our customers need them. I’ve been so pleased with this evolution of our business and proud of the team’s commitment to drive future growth, while continuing to expand our product offerings and services.

Today, I’m excited to share further growth opportunity as we have just announced that we entered into a definitive agreement to acquire McGrath RentCorp. With the addition of McGrath’s outstanding team, fleet of more than 80,000 modular and portable storage units, across 70 sales and service locations in the U.S., the acquisition will further extend our comprehensive offering of turnkey space solutions and provide growth opportunities in more diversified customer segments. McGrath also provides rentals and sales of electronic test equipment through its TRS segment and fleet of 24,000 testing units.

I am perhaps most excited about our customers benefiting from this combination, including extending our value-added products portfolio and innovative space solutions such as FLEX, Blast Resistant Modules, Climate Controlled Storage and ClearSpan Structures.

From a company culture perspective, our companies are both well known for measuring success through our results and honoring our commitments to our customers and each other. We call it being “Driven to Excellence” and McGrath shares this value as, “We do what we say we will do.” I have seen the embodiment of these strong values firsthand working alongside McGrath's CEO, Joe Hanna, and his team in the discussions about this acquisition and am excited to bring our two companies together.

Today's announcement is just the initial phase of our collaboration. Until the transaction closes, which we anticipate in the second quarter of this year, we remain separate and independent companies, and your daily responsibilities and management structures will remain the same. It is business as usual and we are counting on you to remain focused on “Win Locally” as we accelerate toward our full operating potential. Additionally, it is important that you refrain from discussing your work with McGrath employees until the transaction closes, unless authorized.

We will continue to share progress with you as there is news to share, and when the time comes, we will share more information about how you can help welcome our new colleagues from McGrath. While we may not have all the answers at this moment, we are dedicated to supporting you, our customers and suppliers through this process.

Please join us for a town hall later today at 12pm MST where we will discuss the transaction in more detail.

Thank you for all your hard work to safely, frugally grow lease revenue, provide turnkey solutions and improve customer service.

Best,

Brad Soultz
Chief Executive Officer

Additional Information and Where to Find It

In connection with the proposed transaction, WillScot Mobile Mini will file with the SEC a registration statement on Form S-4 that will include a proxy statement of McGrath and that will also constitute a prospectus of WillScot Mobile Mini. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed with the SEC by WillScot Mobile Mini and McGrath at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from WillScot Mobile Mini’s web site at www.willscotmobilemini.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

All statements in this communication and in all future communications that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” Many factors could cause actual results to differ materially from such forward-looking statements with respect to the transaction referred to above including risks relating to the completion of the transaction on anticipated timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties in integrating the businesses of WillScot Mobile Mini and McGrath as well as the matters described in the “Risk Factors” section of WillScot Mobile Mini’s most recent Form 10-K and any updating information in subsequent SEC filings. The Company disclaims any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.